Mail Stop 6010

January 8, 2007

<u>VIA U.S. MAIL AND FACSIMILE (44 (0)20 7930 3353)</u>

Sir Christopher O'Donnell
Chief Executive Officer
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

> **Re:** **Smith & Nephew plc**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-14978**

Dear Sir O'Donnell:

We have reviewed your filings and your response letter dated November 9, 2006 and we have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Financial Summary, page 2

Presentation, page 2

1.   Please refer to prior comment 1. In future filings please revise Note 39 - Differences between IFRS and US GAAP to clearly indicate that "adjusted basic earnings per ordinary share" and "adjusted diluted earnings per ordinary share" are non-GAAP measures and to clearly disclose that these measures are not permissible under U.S. GAAP.

2.   We note your response to prior comment 1 where you indicate that the non-GAAP measures previously identified are not prohibited by Item 10(e) because they are required to be disclosed by local regulation. However, we note that the UK guidance to which you refer does not expressly permit or require any specific measures but, rather, states that the Operating and Financial Review (OFR) should include key performance indicators used by the directors to assess progress against their stated objectives. While the guidance provides an illustrative list of key performance indicators, this list identifies types of measures which a company might wish to consider including in its discussion of OFR. We note that Item 10(e) of Regulation S-K clearly expressed the view that the exception to prohibiting certain non-GAAP measures in filings by foreign private issuers only covers those situations where the foreign organization affirmatively acts to require or permit the measure. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and address the following:

- As it appears that the measure excludes recurring items, tell us the usefulness of the measures and discuss the facts and circumstances that would support presentation of the non-GAAP measures.

- Discuss the substantive reasons why management believes each non-GAAP measure provides useful information to investors.

- Describe the specific manner in which management uses each non-GAAP measure to conduct or evaluate its business.

- Explain the economic substance behind management's decision to use each measure.

- Discuss the material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Operating and Financial Review, Liquidity and Prospects, page 27

Business Overview, page 28

3.   We note your response to prior comment 5. In addition to the changes you have proposed, please revise future filings to address the following:

   •   Consistent with Financial Reporting Codification Section 501.01.a, footnote 28, as added by Commission Release 33-7620, include a complete discussion of the reconciling items that apply to the particular segment being discussed; and

   •   Describe clearly how you calculate the amount of the impact of current-year acquisitions on segment revenues and explain how the amounts are derived from your financial statements presented in accordance with IFRS as adopted by the European Union.

4.   We note your response to comment 6. In light of the meaning given to the term "foreign currency translation" in IAS 21 and SFAS 52, your use of a non-GAAP measure called "Foreign currency translation effect" which only captures part of the GAAP based translations, may be confusing to investors. Consistent with the guidance in Item 10(e), revise future filings to use a title for the non-GAAP measure that in not confusingly similar to the term as used in GAAP and which clearly describes the amount being presented.

5.   In addition, since the foreign currency translation effect is also a non-GAAP measure, clearly identify the amount as such and provide the additional disclosures required by Item 10(e) for this measure in future filings.

6.   We note your response to comment 6. Please tell us how you plan to make it clearer in future filings that your presentation of "underlying growth in revenue on a consolidated basis" is a non-GAAP performance measure.

7.   We note the reconciliation tables on page 29 and the explanation of "underlying growth in sales" on page 28 referenced in your response to prior comment 6. However, it is not clear from the disclosure how you determine the amount of (a) the foreign currency translation effect and (b) the acquisitions effect. Please revise future filings to include a clear discussion of how you determined these amounts.

8.   In addition to presenting group underlying growth in revenue, it also appears that you present non-GAAP measures for underlying growth in revenue by geographic market. In future filings provide all of the disclosures required by Item 10(e) for each non-GAAP financial measure presented.

9.   We note your response to comment 6. In future filings, please revise the explanation on page 28 to include your specific reasons for believing that the information is useful to investors. For example, as previously noted in our comment, please address why, in light of your stated objectives for using the measure, you selected to use a constant foreign exchange rate for the period, i.e., the management rate, instead of excluding the impact of foreign exchange rate movements reflected in your GAAP financial statements. Further, we note that the discussion on page 83 does not provide this information. Please revise the discussion in future filings to explain why the actual foreign exchange movement under GAAP does not meet the intended purposes and why the use of a management rate does.

10.   Please refer to prior comment 7. Tell us and revise future filings to clarify why the actual foreign exchange movements under GAAP have little impact on your financial statements given the impact of foreign exchange movements in management rates presented on page 29.

Accounts, page 68

Group Cash Flow Statement, page 74

11.   We note your response to prior comment 14 and we are continuing to consider that response. As such, we may have further comment in that regard.

Note 21. Financial Instruments, page 97

12.   Please see prior comment 24. Please present the disclosures required by paragraph 27 of IFRS 7 in future filings for each financial liability, including your borrowings.

        As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Kate Tillan, Assistant Chief Accountant at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant